Exhibit 99.1



Suite 902, #105,150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

News Release

<u>Gravis Oil Corporation Grassy Creek Production Update</u>

Calgary, Alberta; August 02, 2011 – Gravis Oil Corporation., (the "Company" or "Gravis"), **(OTCBB:GRAVF)** is pleased to provide an update on the newly drilled development pattern at its Grassy Creek Missouri heavy oil operations. As indicated in the press release dated July 25, 2011 management intends to periodically inform our shareholders about the Company's progress in the overall development of these large, existing heavy oil reserves.

Our field personnel have been injecting steam from our boiler facilities into the new pattern formation since May 3, 2011 and the Company has been observing measurable production responses since mid July, in the range of 2-5 barrels of oil per day (bopd). The heat profile has continued to grow in both the Blue Jacket and Warner sands, as both sands were completed in the test pattern. Gravis anticipates production should continue to increase for the overall test pattern, which consists of six producing wells, one injector well and two observation wells on approximately one-third of an acre. .

All equipment and techniques developed in the tests conducted over the last six months have yielded impressive results in actual operations. Downhole pumps and surface equipment appear to have little or no wear since operations began in May, 2011. The new pattern is equipped with modern measurement equipment which allows Gravis to monitor real-time heat profiles in all observation and production wells including the injector well. The heat profile has been growing consistently and predictably for the entire steam cycle. Four additional patterns are in the planning stages and permits have been filed. While Gravis has been working on the new development pattern, the original producing Grassy Creek wells have maintained production at approximately 50 bopd while also reducing gas usage by 50 percent.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with current operational emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana. For more information, please visit www.gravisoil.com.

CONTACT:

Randy Tronsgard, Manager - Investor Relations

Telephone: (403) 863-6480
Toll Free: 1-877-984-6342

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, Alberta T3G 3T2

Email: info@gravisoil.com
Website: www.gravisoil.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.